

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2017

<u>Via E-mail</u>
Glenn E. Martin
President
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

>   **Re: WEED, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 16, 2017**
>   **File No. 333-219922**

Dear Mr. Martin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2017 letter.

<u>General</u>

1. Please provide us with a computation of your "public float," calculated in accordance with paragraph (2) of the definition of "smaller reporting company" contained in Rule 405, in order to confirm that you are appropriately classified as a smaller reporting company. In the alternative, please revise your disclosure on the cover page and throughout your filing to provide the disclosure required by Form S-1 for companies that are not smaller reporting companies.

Selling Shareholders, page 9

2. We note your response to comment 5 and your deletion of Daniel Breen from the selling shareholders table. It appears to us that Daniel Breen is still a beneficial owner of the 37,151 shares jointly held by Daniel Breen and Ryan Breen. Please revise your selling shareholder table to also include Daniel Breen as a selling shareholder or advise us as appropriate.

Competition, page 19

3. We note your response to comment 7. Please revise to address the methods of competition in your industry.

Financial Statements

Index to Financial Statements, page F-1

4. Please update the interim financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

Financial Statements for the Years Ended December 31, 2016 and 2015

Note 8 – Commitments and Contingencies, page F-13

5. We read your response to comment 10. On pages F-13 and F-29, you indicate that you subsequently closed on the property on July 27, 2017. However, on page F-44 and in your response, you indicate that you do not currently have sufficient resources to close on the purchase. Please revise to clarify your disclosures.

Management's Discussion and Analysis or Plan of Operation

Overview, page 26

6. We note your statement that "the gene-based breeding program will facilitate and accelerate … new therapies for migraines, epilepsy, cancer, PTSD, chronic head injury …." Please revise to provide the reasonable basis for your statement or revise to delete your statement as appropriate.

Liquidity and Capital Resources for Six Months ended June 30, 2017 …, page 32

7. Please revise to indicate your amount of working capital as of June 30, 2017.

Certain Relationships and Related Transactions, page44

8. We note your response to comment 15 and reissue the comment. Please revise to indicate the advances received from your Chief Executive Officer along with the dates of those advances. Also revise to indicate the amount outstanding as of the latest practicable date. Finally, revise to indicate the amount of principal paid during the noted periods.

Part II

Recent Sales of Unregistered Securities, page I-1

9. We note your response to comment 16 and we reissue the comment. Please revise your disclosure to briefly state the facts relied upon to make the Section 4(a)(2) exemption available for each of the unregistered sales.

Exhibits

10. We note your response to comment 17. As previously requested, please file the form of stock warrant certificate or advise us why it does not need to be filed. See Item 601(b)(4) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Craig V. Butler, Esq.